

February 15, 2011

Carol A. Ramey
Chief Financial Officer
WSB Holdings, Inc.
4201 Mitchellville Road
Suite 200
Bowie, Maryland 20716

> **Re:** **WSB Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarterly Period Ended June 30, 2010**
> **Form 10-Q for the Quarterly Period Ended September 30, 2010**
> **File No.: 000-53003**

Dear Ms. Ramey:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Hugh West
Branch Chief